February 14, 2025

Alfredo Papadakis
Chief Executive Officer
The Now Corporation
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

        Re: The Now Corporation
            Offering Statement on Form 1-A
            Filed February 10, 2025
            File No. 024-12568
Dear Alfredo Papadakis:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. For example, your offering statement does not include the financial statements required for a Tier 1 offering. Please refer to paragraph (b) of Part F/S of Form 1-A. As another example, your disclosure on the offering statement cover page indicates that you are offering an amount that is greater than the amount set forth in Securities Act Rule 251(a)(1) for Tier 1 offerings.

       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction